Mail Stop 4561

May 4, 2007

Michael A. Carty
Chief Financial Officer
First Financial Corporation
One First Financial Plaza
Terre Haute, Indiana 47807

      Re: First Financial Corporation
      Form 10-K for Fiscal Year Ended December 31, 2006
      File No. 000-16759

Dear Mr. Carty:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Branch Chief